

SEC MAIL PROCESSING
RECEIVED
DEC 24 2003
WASH. D.C. 183 SECTION



CM

SECURITI 03052079 MISSION

** AM 12-29-2003

OMB APPROVAL	
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SEC FILE NUMBER
8- 23395

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/2002 (MM/DD/YY) AND ENDING 10/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TD Waterhouse Investor Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

B. Kevin Sterns 212-908-7301
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATEHOUSECOOPERS LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, B. Kevin Sterns, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TD Waterhouse Investor Services, Inc., as of October 31, 19xx 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

B. Kevin Sterns
Signature

Chief Financial Officer
Title

DOUGLAS BADSTEIN
Notary Public, State of New York
No. 01BA6072953
Qualified In Rockland County
Commission Expires April 15, 2006

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
DEC 2 4 2003
WASH, D.C. 163 SECTION

TD Waterhouse Investor Services, Inc.

Statement of Financial Condition
October 31, 2003



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
TD Waterhouse Investor Services, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of TD Waterhouse Investor Services, Inc. at October 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion

PricewaterhouseCoopers LLP

November 25, 2003

TD Waterhouse Investor Services, Inc.
Statement of Financial Condition
October 31, 2003
(In thousands)

Assets		
Cash	$	3,449
Securities owned, at market value		139,855
Receivable from brokers and dealers		10,339
Receivable from affiliates		1,288
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $61,227		72,495
Capitalized software, at cost, less accumulated amortization of $30,175		25,823
Membership in exchange, at cost (market value $1,850)		620
Other assets		31,294
Total assets	$	285,163
Liabilities and stockholder's equity		
Liabilities		
Securities sold, not yet purchased, at market value	$	459
Payable to affiliates		42,294
Accounts payable, accrued expenses and other liabilities		72,480
		115,233
Commitments and contingent liabilities (Notes 4 and 7)		
Stockholder's equity	$	169,930
Total liabilities and stockholder's equity	$	285,163

The accompanying notes are an integral part of this financial statement.

1. Organization and Significant Accounting Policies

TD Waterhouse Investor Services, Inc. (the "Company"), formerly Waterhouse Securities, Inc., is a securities brokerage firm registered with the Securities and Exchange Commission (the "SEC") and is a member firm of the New York Stock Exchange, Inc. (the "NYSE"). The Company's primary business is providing discount brokerage and mutual fund services to individual investors. The Company is a wholly owned subsidiary of TD Waterhouse Group, Inc. ("the Parent"). The Parent is a wholly owned subsidiary of TD Bank.

Securities owned, primarily government debt instruments, and securities sold, not yet purchased are recorded at market value.

Depreciation is provided on a straight-line basis generally using estimated useful lives of two to five years. Amortization is provided on a straight-line basis over the lesser of the lease term or the estimated economic life of the improvement.

Management estimates that the carrying value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and borrowings) approximates their fair value, as such financial instruments are either reported at market value, are short term in nature or bear interest at current market rates.

In accordance with Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use," the Company capitalizes certain costs incurred for the development of internal use software. These costs include the costs associated with coding, software configuration, upgrades and enhancements. Amortization is provided on a straight-line basis generally using estimated useful lives of 2 to 7 years. At October 31, 2003, these capitalized costs had a book value of $25,823, net of $30,175 of accumulated amortization.

The membership in exchange is carried at cost.

Management estimates that the carrying value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and borrowings) approximates their fair value, as such financial instruments are either reported at market value, are short term in nature or bear interest at current market rates.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(In thousands)

2. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements comprise the following:

Computer equipment	$ 27,288
Communications equipment	11,379
Furniture and fixtures	15,742
Leasehold improvements	73,510
Office equipment	5,577
Other	226
	133,722
Less: accumulated depreciation and amortization	(61,227)
	$ 72,495

3. Related Party Transactions

Transactions with affiliated clearing broker

The Company clears its customers' securities transactions through an affiliated clearing broker on a fully disclosed basis.

The affiliated clearing broker remits to the Company, in the form of a fee, a portion of the net interest spread that it earns on customer accounts introduced by the Company.

The affiliated clearing broker is responsible for collecting commissions and related fees from customers and generally remits such amounts, net of clearing fees charged, to the Company within thirty days. The net amount receivable from the affiliated clearing broker of $10,339 at October 31, 2003 represents the net of the current month's activity, including advances of commissions from the affiliated clearing broker during the month.

The Company leases some of its space to the affiliated broker-dealer as described in Note 4.

Other transactions

The Company earns fees from an affiliated investment advisor for services provided.

The Company earns certain fees from mutual funds, managed by an affiliated investment advisor for services provided.

The Parent offers a profit-sharing plan to eligible employees of the Company. The Parent also offers a 401(k) plan to eligible employees of the Company.

TD Bank offers phantom share plans to certain employees of the Company. Under these plans, participants are granted phantom share units equivalent to TD Bank's common stock that generally vest over three to four years. At the maturity date, the participant receives cash representing the value of the phantom share units or the appreciation in the value of the phantom share units dependent on the plan.

(In thousands)

4. Commitments and Contingent Liabilities

The Company leases office space under noncancelable operating leases extending for periods in excess of one year. Future minimum rental commitments under such leases are as follows:

Year ending October 31,		
2004	$	37,659
2005		35,758
2006		31,152
2007		26,458
2008		22,458
Thereafter and through 2015		77,396
	$	230,881

The Company is obligated under a noncancelable lease for office space used by an affiliate. While the affiliate has not formally assumed this lease obligation nor entered into a sublease with the Company, the affiliate intends to fulfill the Company's obligations under such lease, which approximate $1.7 million per year through 2007.

In the normal course of conducting its securities business, the Company has been named as a defendant in certain lawsuits, claims and legal actions. In the opinion of management, after consultation with outside legal counsel, the ultimate outcome of pending litigation and inquiries will not have a material adverse effect on the financial condition or results of operations of the Company.

5. Net Capital Requirements

As a registered broker-dealer and a NYSE member, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250 or 6 2/3% of aggregate indebtedness.

At October 31, 2003, the Company had net capital of $42,757, which was $35,171 in excess of required net capital.

6. Foreign Currency Translation

Assets and liabilities of international subsidiaries are translated based on the end-of-period exchange rates from local currency to U.S. dollars. Results of operations are translated at the average exchange rates in effect during the period.

7. Income Taxes

The Company files a consolidated Federal income tax return with the Parent. The consolidated tax expense is allocated between the Parent, the Company and other affiliated based on their respective contributions to consolidated taxable income.

The Parent requires payment from the Company on a current basis for deferred tax liabilities and reimburses the Company on a current basis for deferred tax assets. As of October 31, 2003, all amounts due to or from the Parent for income taxes, including deferred taxes, have been satisfied through the intercompany account.

8. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company has a nationwide retail customer base. In the normal course of business, securities transactions for brokerage customers are introduced by the Company and cleared through an affiliated clearing broker on a fully disclosed basis. Pursuant to an agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition. Securities positions are monitored on a daily basis.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.